SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 333-94288

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The First Bancshares, Inc.

6480 U.S. Hwy. 98 West, Suite A

Hattiesburg, Mississippi

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustee

Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules I) Schedule H – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 and II) Schedule H – Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

/s/ TJS Deemer Dana LLP

Dublin, Georgia

June 26, 2020

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019
	Allocated	Unallocated	Total
ASSETS
Investments
Money market fund	$8,861	$-	$8,861
Pooled separate accounts	131,394	-	131,394
Investment contract with insurance company, at contract value	11,079	-	11,079
Southwest Georgia Financial Corporation common stock, at fair value	7,081,812	1,731,636	8,813,448
Total investments	7,233,146	1,731,636	8,964,782

Accrued interest and commission receivable	63	-	63
TOTAL ASSETS	7,233,209	1,731,636	8,964,845

LIABILITIES
Interest payable	-	-	-
Loan payable and short-term advance (Note 6)	-	911,718	911,718
TOTAL LIABILITIES	-	911,718	911,718

NET ASSETS AVAILABLE FOR BENEFITS	$7,233,209	$819,918	$8,053,127

See Notes to Financial Statements.	2

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2018
	Allocated	Unallocated	Total
ASSETS
Investments
Money market fund	$575,915	$-	$575,915
Pooled separate accounts	108,780	-	108,780
Investment contract with insurance company, at contract value	10,915	-	10,915
Southwest Georgia Financial Corporation common stock, at fair value	4,526,557	589,033	5,115,590
Total investments	5,222,167	589,033	5,811,200

Accrued interest and commission receivable	623	-	623
TOTAL ASSETS	5,222,790	589,033	5,811,823

LIABILITIES
Interest payable	-	-	-
Loan payable and short-term advance (Note 6)	-	640,000	640,000
TOTAL LIABILITIES	-	640,000	640,000

NET ASSETS AVAILABLE FOR BENEFITS	$5,222,790	$(50,967)	$5,171,823

See Notes to Financial Statements.	3

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019

	Allocated	Unallocated	Total
ADDITIONS
Investment income:
Dividend income	$-	$120,944	$120,944
Interest income	2,471	-	2,471
Employer contributions	18,590	431,410	450,000
Net appreciation of investments, including realized and unrealized gains and losses	2,872,648	870,886	3,743,534
Allocation of 13,369 shares of common stock of
Southwest Georgia Financial Corporation, at fair value	467,523	-	467,523
Total additions	3,361,232	1,423,240	4,784,472

DEDUCTIONS
Benefits paid to participants	1,350,813	-	1,350,813
Interest expense plus principal payment	-	58,477	58,477
Administrative expenses	-	26,355	26,355
Allocation of 13,369 shares of common stock of
Southwest Georgia Financial Corporation, at fair value	-	467,523	467,523
Total deductions	1,350,813	552,355	1,903,168

NET INCREASE	2,010,419	870,885	2,881,304

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,222,790	(50,967)	5,171,823
End of year	$7,233,209	$819,918	$8,053,127

See Notes to Financial Statements.	4

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1.	DESCRIPTION OF THE PLAN

The following description of the Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a stock bonus plan covering substantially all employees of Southwest Georgia Financial Corporation, Southwest Georgia Bank and Empire Financial Services, Inc. collectively (“the Company” or “SGB”) who work at least 1,000 hours per plan year, are employed on December 31 or were terminated due to disability or retirement during the year. The plan was established with an effective date of July 8, 1981 and was last restated January 1, 2014.

The Plan operates as a leveraged employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e)(7) and the regulations hereunder of the Internal Revenue Code of 1986, as amended ("Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan purchased Company common shares using the proceeds of the loan from the Company (Note 6), and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of fifteen years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2019 and 2018 and for the year ended December 31, 2019, present separately the assets and liabilities and changes therein pertaining to: a) the accounts of employees with vested rights in allocated stock ("Allocated"), and b) stock not yet allocated to employees ("Unallocated").

Eligibility

Employees are eligible to become participants in the Plan after completing 2 years of service.

Vesting

A participant is always 100% vested in contributions made on their behalf. Each fully vested participant has a nonforfeitable right to any stock, including fractional shares, allocated to their account. All participants became fully vested on February 19, 2020, See Note 10 subsequent events for more information.

Contributions

The Company may make discretionary contributions to the Plan in amounts determined by the Company’s Board. Contributions are paid to the Plan in cash and are used to purchase SGB common stock. The Company is obligated to make contributions in cash to the Plan, which when aggregated with the Plan’s dividends and interest earnings, if applicable, enable the Plan to make its regularly scheduled payments of principal and interest due on its term loan.

These amounts paid to the Plan by the Company are utilized as a federal income tax deduction in the Company’s federal income tax return. Participants are not permitted to make contributions to the Plan.

Administration of Plan Assets

The Plan's assets are held by the Trustee of the Plan. If Company contributions are made, they are held and managed by the Trustee, who also makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan may be paid directly by the Company or may be paid directly from Plan assets.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1.	DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Individual accounts are maintained for each participant of the Plan and are adjusted annually for any allocations of stock purchased with company contributions and investment income. If the Company makes contributions, they are allocated to each participant’s account based upon the relation of the participant’s compensation to total eligible compensation for the Plan year. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s beginning of the year account balance to all participants’ beginning of the year account balances.

Payment of Benefits

Upon termination of service, a participant is eligible to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefits will be paid as soon as administratively possible depending on each individual’s circumstance of termination or retirement and value of the individual’s ESOP. A summary plan description with distribution details are available to all employees.

Voting Rights

Each participant has a right to direct the trustee to exercise voting rights attributable to the shares allocated to his or her account with respect to all corporate matters requiring a vote of stockholders. The Trustee shall vote the shares of Company stock which are not allocated to any participant's Company stock account and the shares of allocated Company stock with respect to which no directions are received from the participants to whose accounts the shares are allocated, as directed by the ESOP Committee of the Board of Directors of the Company.

Diversification

Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period, subject to certain percentage limitations.

Termination of the Plan

The Company terminated the Plan on February 19, 2020. See Note 10 subsequent events for more information.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. As stated in Note 10 Subsequent Events, the Plan converted to the liquidation basis of accounting on February 19, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value and contract value (insurance contract). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account. The Plan Trustees determine the Plan’s valuation policies utilizing information provided by the investment advisor, custodian and insurance company. See Note 5 for discussion of fair value measurements.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses such as interest on the loan payable are paid by the Plan and reduce net assets available for benefits; the Plan also began paying other administrative expenses in 2016.

Put Options

If the Company stock ceases to be readily tradable on an established market, then the Company shall provide put options to the participants. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is equal to the fair market value of the stock as of the most recent valuation date. The Company may pay for the purchase with interest over a period of five years.

NOTE 3.	INVESTMENTS

Investment information as of December 31, 2019 and 2018 is as follows:

	2019	2018
Money market fund	$8,861	$575,915
Pooled separate accounts:
Voya Target Solution 2025	84,393	71,053
Voya Target Solution 2035	15,175	12,348
Voya Target Solution 2045	31,826	25,379
Insurance Contract:
Investment contract with insurance company, at contract value	11,079	10,915
Common Stock:
Southwest Georgia Financial
Corporation common stock	8,813,448	5,115,590
Total Investments	$8,964,782	$5,811,200

During the year ended December 31, 2019, the Plan’s investments in participant-directed funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,743,534.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan entered into a fully benefit responsive guaranteed investment contract with VOYA. VOYA maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the guaranteed investment contract is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account. The guaranteed interest account is presented on the face of the statement of net assets available for benefits at contract value. Contract value, as reported to the Plan by VOYA, represents contributions, plus credited interest, less participant withdrawals and fees. Under the terms of the contract, participants may direct permitted withdrawal or transfer of all or a portion of their balance in the investment option at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2019 and 2018 was $11,079 and $10,915, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on an annual basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (5) removal from the plan of one or more groups or classifications of participants; (6) partial or complete plan termination; or (7) plan disqualification. The plan administrator is evaluating events which would limit the Plan’s ability to transact at contract value with the participants are probable of occurring.

The following represents the disaggregation of contract value types of investment contracts held by the Plan:

	2019	2018
Total investment contract	$11,079	$10,915

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1 percent. The contract cannot be terminated before the scheduled maturity date.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 5.	FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (“FASB”) established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Money market fund: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Pooled separate accounts: Valued at the unit value calculated based on the observable NAV of the underlying assets.

Southwest Georgia Financial Corporation common stock: Valued at the quoted market price from an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of:

	Fair Value Measurements as of December 31, 2019

	Level 1	Level 2	Level 3	NAV	Total
Money market fund	$8,861	$-	$-	$-	$8,861

Pooled separate accounts	-	-	-	131,394	131,934

Southwest Georgia Financial Corporation common stock	8,813,448	-	-	-	8,813,448

Total investments	$8,822,309	$-	$-	$131,394	$8,953,703

	Fair Value Measurements as of December 31, 2018

	Level 1	Level 2	Level 3	NAV	Total
Money market fund	$575,915	$-	$-	$-	$575,915

Pooled separate accounts	-	-	-	108,780	108,780

Southwest Georgia Financial Corporation common stock	5,115,590	-	-	-	5,115,590

Total investments	$5,691,505	$-	$-	$108,780	$5,800,285

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2019, there were no transfers in or out of levels 1, 2, or 3.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 6.	LOAN PAYABLE

At December 31, 2019, the loan payable was $64,983 and the short-term advance payable was $846,735. At December 2018, the loan payable was $89,183 and the short-term advance payable was $550,817. For 2019, the loan interest rate was 5.5% from January 1 to July 31 at which time the rate changed to 5.25%. On September 19, the rate decreased to 5.00% and decreased again on October 31 to 4.75%.

Due to the termination of the Plan detailed in Note 10 subsequent events, the loan payable and all short-term advances were repaid in June 2020.

NOTE 7.	RELATED PARTY TRANSACTIONS AND ADMINISTRATIVE EXPENSES

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan invests in shares of company stock and, therefore, these investments qualify as party-in-interest investments. Total dividends received for 2019 from the Southwest Georgia Financial Corporation common stock were $120,944. The Company is the lender for the loan and short-term advance; therefore, the loan is a party-in-interest transaction.

The Plan paid professional and administrative fees in the amount of $26,355 for the year ended December 31, 2019.

NOTE 8.	TAX STATUS

The Plan received its latest determination letter from the IRS on April 21, 2015, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Authoritative guidance requires the Plan Administrator to annually evaluate the Plan’s tax positions, including accounting and measurement of uncertain tax positions.  For the years ending December 31, 2019 and 2018, the Plan

Administrator concluded that no uncertain tax positions had been taken that would require adjustment to or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by federal, state, or local tax authorities for years before 2016.

NOTE 9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 10.	SUBSEQUENT EVENTS

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. As a result, events have occurred domestically in United States and globally, including mandates from federal, state and local authorities, leading to an overall decline in economic activity.  The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 10.	SUBSEQUENT EVENTS (continued)

On February 19, 2020, the Plan was amended to terminate. The Company and the Plan Administrator are winding down operations of the Plan and hope to have the Plan liquidated in late 2020, early 2021. All participants became 100 percent vested at the time of the termination. The Plan will use the liquidation basis of accounting starting on February 19, 2020, until the Plan is liquidated in full.

On March 27, 2020, new legislation passed under the CARES Act which impacts qualified retirement plans as whole.  The Plan is currently evaluating the CARES Act and will amend the Plan where necessary to be in compliance in 2020.

The unallocated shares of employer stock were liquidated during the month of June 2020 and both the loan payable and the short-term advances were repaid with the proceeds.

Subsequent events have been evaluated for potential recognition and/or disclosure through June 26, 2020. This represents the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current value
	Money Market Fund
*	Southwest Georgia Bank Trust	Money Market Fund	$8,861	$8,861

	Common Stock Fund
*	Southwest Georgia Financial Corporation	Common Stock; 251,119 shares	$4,439,750	$8,813,448

	Pooled Separate Accounts
*	VOYA	VOYA Target Solution 2025	N/A	$84,393
*	VOYA	VOYA Target Solution 2035	N/A	15,175
*	VOYA	VOYA Target Solution 2045	N/A	31,826
		Total pooled separate accounts		$131,394

	Investment contract with Insurance Company

*	VOYA	Investment contract with insurance company, at contract value	N/A	$11,079

* - Represents a party-in-interest.

See Independent Auditor’s Report

SCHEDULE II

SOUTHWEST GEORGIA FINANCIAL CORPORATION

  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

   SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2019

		Series of transaction of same issue exceeding 5% of net assets
(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction	(i) Net gain or (loss)
* Southwest Georgia Financial Corporation	Common Stock Fund	$739,240	$-	$-	$-	$-	$739,240	$-

*-Represents a party-in-interest.

See Independent Auditor’s Report

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EXHIBIT INDEX

Exhibit No.	Document
23.1	TJS Deemer Dana LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWEST GEORGIA FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

/s/ Steven C. Johnson

BY:	STEVEN C. JOHNSON, PLAN ADMINISTRATOR
VICE PRESIDENT

Date: June 26, 2020